UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 20, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

20 January 2015

Amec Foster Wheeler plc (the "Company")

Notification of interests of person discharging managerial responsibility (PDMR)

Pursuant to our obligations under Disclosure Rule 3.1.4 (R), we hereby advise you that we have been notified of an exercise of options that occurred today, in connection with options that vested on 8 April 2014 (as notified at that time) under the Amec Performance Share Plan.

PDMR	Number of options exercised	Number of shares sold to meet tax liability (and fees) on exercise	Sale share price	Number of shares retained
John Pearson	7,792	3,748	812p	4,044

Following the above exercise, John Pearson has an interest in 41,839 ordinary shares, which represents 0.01 per cent of the voting rights of the company.  He also has an interest in 169,486 nil cost options awarded under the Performance Share Plan and 2,367 options awarded under the Savings Related Share Option Scheme.

Kim Hand
Senior Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 January 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary